December 31, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Fellazo Corp.
    Registration Statement on Form S-1/A
    Filed November 27, 2015
    File No. 333-208237

Ladies and Gentlemen:

This letter sets forth the responses of Fellazo Corp. ("Company") to the comments of the reviewing staff of the Securities and Exchange Commission (the "Staff") in connection with the above referenced filing as set forth in the comment letter of December 21, 2015.

Because our sole officer and director Galina Hripcenco has other interests..., page 7

1. Please briefly identify and discuss the outside business activities of your sole officer, and the potential conflicts that exist as a result of these other commitments, if material.

Response: By outside business activities we mean family and related life activities of our sole officer and director. Potential conflict may take a place in case of unexpected matter concerning family or related parties of Ms.
Hripcenco. As of the date of this filing there is no potential or existing conflict.

Use of Proceeds, page 11

2. Please revise to clarify in the table here and throughout the prospectus that the $20,000, $40,000, $60,000 or $80,000 represents gross "proceeds" from the offering and not gross "income."

Response: The registration statement was revised accordingly.

Finance, page 16

3. We note your disclosure that "[i]f [you] manage to sell more than indicated number of shares" you will use the "extra amount" for marketing and supplies. Since this offering is for a maximum of 8 million shares at $0.01 per share, please remove the implication that you are able to raise more than $80,000 by selling additional shares in this offering.

Response: The implication was removed from the registration statement.

Directors, Executive Officers, Promoter and Control Persons, page 22

4. Please revise to disclose Ms. Hripcenco's principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 401(e) of Regulation S-K.

Response: The information about Ms. Hripcenco's principal occupations and employment was disclosed in the registration statement.

5. Please provide support for your statement that Ms. Hripcenco's employment with her last company gave her "complete understanding" of the process and experience in this area of operation.

Response: The statement was provided to the registration statement.

Independent Auditors' Report, page F-1

6. In the fourth paragraph of the opinion, your auditor states that the audits were conducted "in accordance with the auditing standards generally accepted in the United States of America." Audits of issuers are required to be conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), which covers more than solely "auditing" standards. Please amend your filing to have your auditor revise their opinion accordingly. Refer to PCAOB Auditing Standard No. 1 for guidance.

Response: The filing was amended according to revised auditor opinion.

Very Truly Yours,


/s/ Galina Chripcenko
-----------------------------------
Galina Chripcenko
President of Fellazo Corp.

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